certificate of formation

of

CPG Cooper Square International Equity, LLC

Under Section 18-201 of the
Delaware Limited Liability Company Act

The undersigned, being an authorized person, desiring to form a limited liability company pursuant to the Delaware Limited Liability Company Act (6 Del. C. Section 18-101, et seq.) (the "Act"), hereby certifies as follows:

FIRST: The name of the limited liability company is CPG Cooper Square International Equity, LLC (the "Company").

SECOND: The address of the registered office of the Company and the name and address of the registered agent for service of process on the Company, required to be maintained by Section 18-104 of the Act, is Corporation Service Company, 251 Little Falls Drive, County of New Castle, Wilmington, Delaware 19808.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation this 14th day of July, 2020.

By:	/s/ Mitchell A. Tanzman
	Name:	Mitchell A. Tanzman
	Title:	Authorized Person